Exhibit 99.3

News Release – 3	October 31, 2018

Auditors Report (Consolidated)

Limited Review Report on Quarterly Unaudited Consolidated Financial Results and Unaudited Consolidated Year-to-Date results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

We have reviewed the accompanying statement of unaudited consolidated financial results of Tata Motors Limited (“the Holding Company”), its subsidiaries (collectively referred to as ‘the Group’), its associates, its jointly controlled entities and its joint operations as listed in Annexure 1 for the quarter ended 30 September 2018 and the year-to-date results for the period from 1 April 2018 to 30 September 2018 (together ‘unaudited consolidated financial results’) attached herewith, being submitted by the company pursuant to the requirements of Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’).

This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these consolidated financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity specified under section 143(10) of the Companies Act, 2013. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the consolidated financial results are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

We did not review the financial information of 68 step-down subsidiaries and one joint operation included in the statement of unaudited consolidated financial results, whose unaudited financial information reflect total revenue of Rs.54,404.66 crores and Rs.1,06,339.73 crores for the quarter ended 30 September 2018 and period from 1 April 2018 to 30 September 2018 respectively and total assets of Rs.2,55,415.99 crores as at 30 September 2018. The unaudited consolidated financial results also include the Group’s share of net profit (and other comprehensive income) of Rs 37.64 crores and Rs.303.94 crores for the quarter ended 30 September 2018 and period from 1 April 2018 to 30 September 2018 respectively in respect of four associates and two jointly controlled entities.  This unaudited financial information has been reviewed by other auditors whose reports have been furnished to us, and our opinion on the unaudited consolidated financial results, to the extent they have been derived from such unaudited financial information is based solely on the reports of such other auditors.

Limited Review Report on Quarterly Unaudited Consolidated Financial Results and Unaudited Consolidated Year-to-Date results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Of the 68 step-down subsidiaries listed above, the financial information of 3 step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles ('GAAPs') applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company's management has converted these financial information from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies

Limited Review Report on Quarterly Unaudited Consolidated Financial Results and Unaudited Consolidated Year-to-Date results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (continued)

Act, 2013. We have reviewed these conversion adjustments made by the Holding Company's management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Holding Company's management and reviewed by us.

The unaudited consolidated financial results include the financial information of 7 subsidiaries and 11 step-down subsidiaries which have not been reviewed by their auditors and are based solely on the management certified accounts, whose financial information reflect total revenue of Rs. 448.09 crores and Rs. 888.22      crores for the quarter ended 30 September 2018 and period from 1 April 2018 to 30 September 2018 respectively and total assets of Rs. 20,378.61 crores as at 30 September 2018 and the Group’s share of net profit of Rs. 21.27 crores and Rs.  51.63 crores for the quarter ended 30 September 2018 and period from 1 April 2018 to 30 September 2018 respectively, in respect of 3 associates and 2 jointly controlled entities which have not been reviewed by their auditors and are based solely on the management certified accounts. Our report on the unaudited consolidated financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries, associates and jointly controlled entities are based solely on such unaudited financial information.  In our opinion and according to the information and explanations given to us by the management, these financial results are not material to the Group.

Our conclusion on unaudited consolidated financial results, is not modified in respect of the above matters relating to our reliance on the reports of other auditors and financial information certified by the management.

Based on our review conducted as above, and based on the consideration of the reports of the other auditors and management certified accounts referred to above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results prepared in accordance with applicable accounting standards i.e. Ind AS prescribed under Section 133 of the Companies Act, 2013 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
31 October 2018	Membership No: 049265

Limited Review Report on Quarterly Unaudited Consolidated Financial Results and Unaudited Consolidated Year-to-Date results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2018

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES
1	Concorde Motors (India) Limited
2	TAL Manufacturing Solutions Limited
3	Tata Motors European Technical Centre PLC
4	Tata Motors Insurance Broking and Advisory Services Limited
5	TMF Holdings Limited
6	TML Holdings Pte. Limited
7	TML Distribution Company Limited
8	Tata Hispano Motors Carrocera S.A.
9	Tata Hispano Motors Carrocerries Maghreb SA
10	Trilix S.r.l.
11	Tata Precision Industries Pte. Limited
12	Tata Technologies Limited
13	Tata Marcopolo Motors Limited
(B) TATA MOTORS - INDIRECT SUBSIDIARIES
(i) Subsidiaries of TML Holdings Pte. Ltd.
14	Tata Daewoo Commercial Vehicle Company Limited
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
16	Tata Motors (Thailand) Limited
17	Tata Motors (SA) (Proprietary) Limited
18	PT Tata Motors Indonesia
19	PT Tata Motors Distribusi Indonesia
20	TMNL Motor Services Nigeria Limited
21	Jaguar Land Rover Automotive plc
(ii) Subsidiaries of Jaguar Land Rover Automotive plc
22	Jaguar Land Rover Holdings Limited
(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
23	Jaguar Land Rover Limited
24	Jaguar Land Rover (China) Investment Co. Ltd
25	Limited Liability Company “Jaguar Land Rover” (Russia)
(iv) Subsidiaries of Jaguar Land Rover Limited
26	Jaguar Land Rover Austria GmbH
27	Jaguar Land Rover Japan Limited
28	JLR Nominee Company Limited (dormant)
29	Jaguar Land Rover Deutschland GmbH
30	Jaguar Land Rover Classic Deutschland GmbH
31	Jaguar Land Rover North America LLC
32	Jaguar Land Rover Nederland BV

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
33	Jaguar Land Rover Portugal - Veículos e Peças, Lda.
34	Jaguar Land Rover Australia Pty Limited
35	Jaguar Land Rover Italia Spa
36	Jaguar Land Rover Korea Company Limited
37	Jaguar Land Rover Canada ULC
38	Jaguar Land Rover France, SAS
39	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA
40	Jaguar Land Rover (South Africa) Holdings Limited
41	Jaguar Land Rover India Limited
42	Jaguar Land Rover Espana SL
43	Jaguar Land Rover Belux NV
44	Jaguar Cars South Africa (Pty) Limited
45	The Jaguar Collection Limited (dissolved on 19 June 2018)
46	Jaguar Cars Limited
47	Land Rover Exports Limited
48	Land Rover Ireland Limited
49	The Daimler Motor Company Limited
50	Daimler Transport Vehicles Limited
51	S.S. Cars Limited
52	The Lanchester Motor Company Limited
53	Shanghai Jaguar Land Rover Automotive Services Company Limited
54	Jaguar Land Rover Pension Trustees Limited
55	Jaguar Land Rover Slovakia s.r.o
56	Jaguar Land Rover Singapore Pte. Ltd.
57	Jaguar Racing Limited
58	InMotion Ventures Limited
59	Jaguar Land Rover Colombia S.A.S
60	Jaguar Land Rover Ireland (Services) Limited
61	Jaguar Land Rover Mexico, SAPi de CV
62	Jaguar Land Rover Servicios Mexico, S.A. de C.V.
63	Jaguar Land Rover Taiwan Company LTD
64	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)
65	Jaguar Land Rover Hungary KFT
66	Spark44 (JV) Limited
(v) Subsidiaries of Spark44 (JV) Limited
67	Spark44 Pty. Ltd. (Sydney)
68	Spark44 GMBH (Frankfurt)
69	Spark44 LLC (LA & NYC)
70	Spark44 Shanghai Limited (Shanghai)

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
71	Spark44 Middle East DMCC (Dubai)
72	Spark44 Demand Creation Partners Limited (Mumbai)
73	Spark44 Limited (London & Birmingham)
74	Spark44 Pte Ltd (Singapore)
75	Spark44 Communication SL (Madrid)
76	Spark44 SRL (Rome)
77	Spark44 Seoul Limited (Seoul)
78	Spark44 Japan KK (Tokyo)
79	Spark44 Canada Inc (Toronto)
80	Spark44 Pty. Limited (South Africa)
81	Spark44 Taiwan Limited (Taiwan)
82	Spark44 Colombia S.A.S (Colombia)
(vi) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited
83	Jaguar Land Rover (South Africa) (Pty) Limited
(vii) Subsidiaries of InMotion Ventures Limited
84	InMotion Ventures 1 Limited
85	InMotion Ventures 2 Limited
86	InMotion Ventures 3 Limited
(viii) Subsidiaries of Tata Technologies Ltd.
87	Tata Technologies Pte. Limited
88	Tata Technologies (Thailand) Limited
89	Tata Technologies Inc.
90	Tata Manufacturing Technologies (Shanghai) Co. Limited
91	INCAT International Plc.
92	INCAT GmbH
93	Tata Technologies Europe Limited
94	Escenda Engineering AB
95	Tata Technologies de Mexico, S.A. de C.V.
96	Cambric GmbH
97	Cambric Limited
98	Tata Technologies SRL Romania
(ix) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)
99	Tata Motors Finance Solutions Limited
100	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017
(C) TATA MOTORS – ASSOCIATES
101	Jaguar Cars Finance Limited
102	Synaptiv Limited
103	Cloud Car Inc
104	Drive Club Service Pte Ltd
105	Automobile Corporation of Goa Limited
106	Nita Company Limited
107	Tata Hitachi Construction Machinery Company Private Limited
108	Tata Precision Industries (India) Limited
109	Tata AutoComp Systems Limited
110	Loginomic Tech Solutions Private Limited

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(D) TATA MOTORS - JOINT OPERATIONS
111	Tata Cummins Private Limited
112	Fiat India Automobiles Private Limited
(E) TATA MOTORS - JOINT VENTURES
113	Chery Jaguar Land Rover Automotive Company Limited
114	JT Special Vehicles Private Limited
115	Tata HAL Technologies Limited
116	Cherry Jaguar Land Rover Auto Sales Company Limited